CNB FINANCIAL CORPORATION

1 South Second Street

P.O. Box 42

Clearfield, Pennsylvania 16830

July 6, 2023

VIA EDGAR

Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Aisha Adegbuyi

Re:	CNB Financial Corporation
Registration Statement on Form S-3 (File No. 333-272781)

Request for Acceleration of Effective Date

Dear Ms. Adegbuyi:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, CNB Financial Corporation (the “Corporation”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-3 and declare the Registration Statement effective as of 5:00 p.m., Eastern time, on July 10, 2023, or as soon thereafter as possible. The Corporation also requests the Commission to confirm such effective date and time in writing.

Very truly yours,

CNB Financial Corporation

/s/ Michael D. Peduzzi
By: Michael D. Peduzzi
Title: President and Chief Executive Officer